Law Offices

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12th Floor

734 15th Street, N.W.

Washington, D.C. 20005

Telephone (202) 347-0300

Facsimile (202) 347-2172

February 13, 2007

VIA EDGAR

Christian N. Windsor

Special Counsel

Office of Financial Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co.
Schedule 13E-3
File No. 005-80597

TD Banknorth Inc.
Schedule 14A; Preliminary Proxy Materials
File No. 000-51179

Dear Mr. Windsor,

Attached for filing on behalf of TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. is Amendment No.1 to the Schedule 13E-3 filed by such parties on December 19, 2006, which is being filed pursuant to the requirements of Regulation S-T. Also attached for filing on behalf of TD Banknorth are revised preliminary proxy materials on Schedule 14A for the upcoming special meeting of stockholders of TD Banknorth, at which stockholders will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Merger, dated as of November 19, 2006, among TD Banknorth, The Toronto-Dominion Bank and Bonn Merger Co. The merger agreement provides, among other things, the terms and conditions under which The Toronto-Dominion Bank will acquire the outstanding shares of common stock of TD Banknorth that it does not own.

The amended Schedule 13E-3 and revised preliminary proxy materials reflect responses to the comments of the staff contained in a letter to Carol L. Mitchell, Senior Executive Vice President, General Counsel and Corporate Secretary of TD Banknorth, dated January 17, 2007. For the staff’s convenience, each comment is repeated and addressed seriatim below.

Schedule 13E-3

General

1.              We note your stockholders agreement entered into with The Toronto-Dominion Bank in connection with its acquisition of a majority interest in TD Banknorth Inc. on March 1, 2005. At that time your board of directors formed a special committee of designated independent directors to evaluate and negotiate the terms of any future going-private transactions. Further, you disclose a series of acquisition transactions of TD Banknorth Inc. securities by The Toronto-Dominion Bank between April and November 2006 on pages 98 and 99. Provide us with a written analysis of the history of The Toronto-Dominion Bank acquisitions in TD Banknorth Inc., in both number and percentage of outstanding securities, including prior to the March 2005 majority acquisition, and why these transactions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719, April 13, 1981.

In response to the Staff’s comment, we have attached as Annex A to this letter a list of all acquisitions of TD Banknorth common stock by The Toronto-Dominion Bank following the completion of The Toronto-Dominion Bank’s 2005 acquisition of 51% of the outstanding common stock of TD Banknorth, at which time The Toronto-Dominion Bank became an affiliate of TD Banknorth. Prior to the time the 2005 majority acquisition was completed, The Toronto-Dominion Bank did not own shares of TD Banknorth common stock other than the shares acquired in the transaction (other than shares that it may have held in trust accounts, managed accounts and the like for the benefit of customers).

The Stockholders Agreement entered into at the time of the 2005 majority acquisition limits The Toronto-Dominion Bank’s ownership to a maximum of 66 2/3% of the outstanding voting securities of TD Banknorth (or, in limited circumstances resulting from share repurchases by TD Banknorth and approved by the Designated Independent Directors Committee of TD Banknorth, 70%). Separately, the Stockholders Agreement specifies that any “going private transaction,” which is defined to mean any transaction that would constitute a “Rule 13e-3 transaction” under Rule 13e-3(a)(3), would require specified approvals from TD Banknorth’s Designated Independent Directors Committee, its board and stockholders. Prior to March 2007, such a transaction may only be proposed or initiated at the invitation of the Designated Independent Directors Committee of TD Banknorth. We note that the Designated Independent Directors Committee was formed to serve as a standing committee with several functions in addition to its role in any future going private transaction, including approving any waivers of or amendments to the Stockholders Agreement, approval of certain transfers of shares by The Toronto-Dominion Bank and negotiating the terms of any contribution by The Toronto-Dominion

Bank to TD Banknorth of depository institutions acquired by The Toronto-Dominion Bank.

Rule 13(a)(3) defines a “Rule 13e-3 transaction” as “any transaction or series of transactions involving one or more of the transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3].”  The transactions described in paragraph (a)(3)(i) include purchases of equity securities, and the results described in paragraph (a)(3)(ii) are (1) “causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the [Exchange] Act to be held of record by less than 300 persons; or (2) causing any class of equity securities of the issuer which is…listed on a national securities exchange…to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.”

The acquisitions by The Toronto-Dominion Bank following the 2005 majority acquisition fall into three categories:

•                  Acquisitions directly from TD Banknorth of newly-issued shares made at the request of TD Banknorth’s board of directors to finance the cash portion of TD Banknorth’s acquisition of Hudson United Bancorp and the all-cash acquisition by TD Banknorth of Interchange Financial Services Corporation;

•                  open market purchases by The Toronto-Dominion Bank made in late February and early March 2006 and in late October 2006; and

•                  acquisitions pursuant to TD Banknorth’s dividend reinvestment plan.

None of these acquisitions had either a reasonable likelihood or a purpose of producing the effects specified in Rule 13e-3 and accordingly did not constitute the first step in a Rule 13e-3 transaction.

The Stockholders Agreement expressly prohibits The Toronto-Dominion Bank from engaging in a “Rule 13e-3 transaction” (as defined in the SEC’s Rule 13e-3) prior to March 2010 without the prior approval of the Designated Independent Directors Committee of TD Banknorth (and, as noted above, prior to March 2007, no proposal for such a transaction can be made except at the invitation of the Designated Independent Directors Committee). This required approval was not given until the Designated Independent Directors Committee approved the definitive merger agreement on November 18, 2006 (see page 27 of the preliminary proxy statement). Due to the cap on The Toronto-Dominion Bank’s ownership and this prerequisite for approval, any acquisitions by The Toronto-Dominion Bank would not affect the likelihood of producing any of the effects specified in Rule 13e-3. In addition, the purchases described in the first bullet point above (which constitute the substantial majority of share purchases by The Toronto-Dominion Bank since the 2005 majority acquisition) were purchases directly from TD Banknorth of newly-issued shares. Accordingly, these purchases actually increased the total number of TD Banknorth shares outstanding and did not affect in any way the number of shares held by public stockholders. We also note that the Stockholders Agreement requires that any going-private transaction be approved by a majority of stockholders not affiliated with The Toronto-Dominion Bank.

The market purchases by The Toronto-Dominion Bank in February and March 2006 were made to maintain the ownership level it held prior to the completion of the Hudson United transaction, which diluted its ownership position to the extent of the stock portion of the consideration and because The Toronto-Dominion Bank determined that it was an efficient use of its capital. The market purchases by The Toronto-Dominion Bank in October 2006 were made after The Toronto-Dominion Bank and TD Banknorth had determined not to continue exploratory discussions regarding a potential going-private transaction at that time (as described on page 25 of the preliminary proxy statement). Because The Toronto-Dominion Bank believed that a going-private transaction was not likely at that time, it determined that the market purchases were an efficient use of its capital. In the aggregate, the shares acquired by The Toronto-Dominion Bank in open market purchases since the 2005 majority acquisition represent less than 0.5% of TD Banknorth’s currently outstanding shares of common stock.

Finally, The Toronto-Dominion Bank, like many of TD Banknorth’s stockholders, participates in TD Banknorth’s dividend reinvestment plan, for which shares are purchased in the open market by the administrator of the plan. The Toronto-Dominion Bank participates in this plan on a pro rata basis with all other participating stockholders.

Question and Answer No. 4 of Exchange Act Release No. 34-17719 states that a transaction will be regarded as one step in a series of transactions which together constitute a Rule 13e-3 transaction if the transaction was “effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved…”  It cites as an example a situation in which an affiliate of an issuer agrees to merge with the issuer, and after such agreement is reached the affiliate purchases shares of the issuer’s stock “for the purpose of reducing the cost of the acquisition and/or ensuring that a legally sufficient number of shares will be voted for the merger” (emphasis added). As described above, none of the share acquisitions by The Toronto-Dominion Bank had such a purpose or effect. In addition, consistent with Question and Answer No. 4, all such purchases were made before any agreement had been reached with TD Banknorth for a going-private transaction.

Accordingly, both The Toronto-Dominion Bank and TD Banknorth believe that none of the transactions effected by The Toronto-Dominion Bank since the majority acquisition in March 2005 constituted the first steps in a Rule 13e-3 transaction.

Item 3. Identity and Background of Filing Person, page 2

2.              Please revise pages 2 through 9 to provide the background of all natural persons for five years in accordance with Item 1003 of Regulation M-A. The descriptions of many of the natural persons cover fewer that five years, including but not limited to, John Otis Drew, Brian Flynn, John M. Naughton, etc.

The requested disclosure has been added to Item 3 of the Schedule 13E-3 to provide the employment background of each identified person for at least five years to the extent not already provided.

Item 7. Purposes, Alternatives, Reasons and Effects, page

3.              We note that your most substantive discussion regarding alternatives under Item 1013(b) is on page 44 under “Special Factors – The Position of The Toronto- Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger.”  Please revise Item 7 to direct the investor to this section.

The requested cross-reference has been added to Item 7 of the Schedule 13E-3.

Item 8. Fairness of the Transaction, page 12

4.              Please specifically state, or indicate where in your disclosure that you state, that TD Banknorth considers the Rule 13e-3 transaction to be substantively fair to its unaffiliated security holders. In this respect, we note that your board has made the fairness determination that “the merger agreement and merger” are fair with respect to “TD Banknorth and its stockholders, other than The Toronto-Dominion Bank and its affiliates.”  Refer to Item 1014 of Regulation M-A.

The requested change has been made throughout the proxy statement. See the cover letter and pages 2, 8, 28, 31 and 32. We note that we consider all stockholders of TD Banknorth, other than The Toronto-Dominion Bank and its affiliates, to be “unaffiliated security holders” within the meaning of Rule 13e-3, and that the merger and the other transactions contemplated by the merger agreement constitute the “Rule 13e-3 transaction” for which this Schedule 13E-3 has been filed.

5.              Please revise to state, or indicate where in your disclosure that you state, whether or not a majority of directors who are not employees has retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for negotiation the transaction. Refer to Item 1014(d) of Regulation M-A.

The disclosure on page 28 of the proxy statement has been revised in response to the Staff’s comment.

6.              We note that you address only a few of the substantive factors on page 44 and about one-half of the factors on page 30 of the Schedule 14A. Please revise to address all factors mentioned in Instruction 2 to Item 1014 of Regulation M-A. Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719, April 13, 1981.

With respect to the discussion in the section entitled “Recommendations of the Special Committee and the TD Banknorth Board of Directors and Our Position as to the Fairness of the Merger,” we have revised the proxy statement on pages 30, 31 and 32 to expand the description of the special committee’s consideration of current and historical market prices and prices paid in previous purchases, as well as to explain that the special committee was not aware of other offers received from any unaffiliated person within the past two years. With respect to the discussion in the section entitled “The Position of The Toronto-Dominion Bank and Bonn Merger Co. as to the Fairness of the Merger,” we have revised the proxy statement on pages 43 and 45 to expand the description of The Toronto-Dominion Bank’s and Bonn Merger Co.’s consideration of historical market prices and to add a description as to why they did not consider net book value, which expands upon the description of their consideration of tangible book value on page 43. We believe that the discussion in these sections addresses all other factors listed in Instruction 2 to Item 1014 of Regulation M-A. Specifically,

•                  the last paragraph on page 30 (continued on page 31) and the fourth bullet point on page 43 address current market prices, as required by item (i) of Instruction 2;

•                  the first full paragraph on page 31 and the new text on page 45 address net book value, as required by item (iii) of Instruction 2;

•                  the last full paragraph on page 30 and the second paragraph on page 45 address going concern value, as required by item (iv) of Instruction 2;

•                  the first full paragraph on page 31 and the fourth paragraph on page 45 address liquidation value, as required by item (v) of Instruction 2;

•                  the new text on page 31 and the third paragraph on page 45 address the average prices previously paid by The Toronto-Dominion Bank for shares of common stock of TD Banknorth, as required by item (vi) of Instruction 2;

•                  the ninth bullet point on page 29, the second bullet point on page 43 and the first paragraph on page 45 address the opinion of Sandler O’Neill delivered to the special committee of the board of directors of TD Banknorth and, in the case of The Toronto-Dominion Bank, the analyses performed by Goldman, Sachs & Co., as required by item (vii) of Instruction 2; and

•                  the new text on page 31 and the fourth paragraph on page 45 address third-party offers for TD Banknorth, as required by item (viii) of Instruction 2.

Item 9. Reports, Opinions, Appraisals and Negotiations, page 13

7.              Please revise to describe the method of selection of Sandler O’Neill. Refer to Item 1015(b)(3) of Regulation M-A.

The disclosure in the first paragraph under the caption “Opinion of Sandler O’Neill” on page 32 of the proxy statement has been revised in response to the Staff’s comment.

8.              Please revise to clarify whether or not your description on page 41 of your relationship with Sandler O’Neil occurred during the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

The disclosure on page 42 of the proxy statement has been revised in response to the Staff’s comment.

9.              Please revise to state whether TD Banknorth or its affiliates determined the amount of the consideration or (a) Goldman Sachs and (b) Sandler O’Neil recommended the amount of the consideration. Refer to Item 1015(b)(5) of Regulation M-A.

The disclosure on pages 33 and 46 of the proxy statement has been revised in response to the Staff’s comment.

Item 11. Interest in Securities of the Subject Company

10.       Please revise to state where and how you effected the transaction for the recent securities transactions set forth in “Certain Transactions with Directors, Executive Officers and Affiliates.” Refer to Item 1008(b) of Regulation M-A.

There are no longer any security transactions within the past 60 days described under “Transactions in TD Banknorth Common Stock by Certain Persons - Recent Transactions.” Please note that the security transactions previously discussed were effected on the open market through a broker dealer on the New York Stock Exchange.

Item 13. Financial Information, page 15

11.       Please revise to discuss or direct us to where you disclose the pro forma information in accordance with Item 1010 of Regulation M-A.

Item 1010(b) of Schedule 14A requires pro forma financial information only “if material.”  The consideration to be paid to TD Banknorth stockholders in the merger consists entirely of cash, and such stockholders will have no continuing equity interest in TD Banknorth after the merger. As disclosed on page 61 of the proxy statement, The Toronto-Dominion Bank will obtain funds for the merger from its currently existing resources, which are expected to be adequate to finance the merger, and the merger is not conditioned on receipt of financing. Accordingly, The Toronto-Dominion Bank and TD Banknorth do not believe that the pro forma financial information referred to in Item 1010(b) of Regulation M-A is material to the stockholders of TD Banknorth. See also our response to Comment No. 15 below.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used, page 15

12.       Please revise to provide a summary of all material terms of employment, retainer or other arrangement for compensation with respect to Morrow & Co. Refer to Item 1009 of Regulation M-A.

The material terms of the compensation arrangement with Morrow & Co. are included in the last paragraph under “The Special Meeting - Solicitation of Proxies” on page 19 of the proxy statement. A reference to such section has been added to Item 14 of the Schedule 13E-3.

Schedule 14A

13.       Please amend your proxy statement and card to mark them as preliminary.

The requested changes have been made on the first page following the Schedule 14A cover sheet and on the proxy card.

14.       Please indicate where you discuss in your disclosure, or revise to include, your responses to Items 6(e) and 8(d) of Schedule 14A.

We do not believe that either of these items of Schedule 14A is applicable. In regard to Section 6(e) of Schedule 14A, the most recent change of control of TD Banknorth occurred on March 1, 2005 when The Toronto-Dominion Bank acquired a majority interest in TD Banknorth, which is referred to throughout the proxy statement. See, e.g., “Transactions in TD Banknorth Common Stock by Certain Persons” beginning on page 99 of the proxy statement. As to Section 8(d) of Schedule 14A, no action is proposed to be taken with respect to the grant or extension of any options, warrants or rights to purchase securities to any person referred to in Item 402 of Regulation S-K.

15.       Please indicate where you discuss in your disclosure, or revise to include, the pro forma information required by Item 14(b)(10) of Schedule 14A.

As discussed above in our answer to Comment 11, the consideration to be paid to TD Banknorth stockholders in the merger consists entirely of cash, and such stockholders will have no continuing equity interest in TD Banknorth after the merger. As disclosed on page 61 of the proxy statement, The Toronto-Dominion Bank will obtain funds for the merger from its currently existing resources, which are expected to be adequate to finance the merger, and the merger is not conditioned on receipt of financing. Pursuant to Instruction 2(b)(i) to Item 14 of Schedule 14A, the financial information set forth in Item 14(b)(10) is not required to be included in a proxy statement relating to an all-cash transaction in which only shareholders of the target company vote, unless otherwise required by the SEC’s going-private rules, which is not the case in the current transaction. See Instruction 5 to Item 10 of Schedule 13E-3. These instructions reflect the inmateriality of pro forma financial information in an all-cash transaction in which stockholders will have no continuing equity interest in the surviving corporation.

Forward-Looking Statements, page 14

16.       You state in this section that you are under no obligation to update any forward-looking information contained in this proxy statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going-private transaction to reflect any material changes to the information previously reported. Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

The requested changes have been made by deleting the referenced sentence. See “Forward-Looking Statements” beginning on page 14 of the proxy statement.

How to Vote Your Shares, page 16

17.       We note your disclosure on page 16 that security holders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet voting procedures. See Item N.17 of the Division of Corporation Finance’s Manual of Publicly Available Telephone interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

A more detailed description of the Internet voting procedures has been included under “The Special Meeting - How to Vote Your Shares” on page 16 of the proxy statement to provide the requested information. Voting by electronic transmission over the Internet is expressly authorized by Section 212(c)(2) of the Delaware General Corporation Law.

Where You Can Find More Information, page 101

18.       We note your statement that you incorporate by reference various documents you will file after the date of the initial filing of the proxy statement and before the special meeting. Neither Rule 13e-3 nor Schedule 13E-3 allow you to “forward” incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please revise your disclosure accordingly.

The requested changes have been made. See “Where You Can Find More Information” beginning on page 102 of the proxy statement.

*          *          *

TD Banknorth Inc., The Toronto-Dominion Bank and Bonn Merger Co. acknowledge that:

•                                          the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                                          the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be greatly appreciated if the staff would review the enclosed amended Schedule 13E-3 and revised preliminary proxy materials as soon as practicable so that TD Banknorth can commence its solicitation of proxies for its special meeting of stockholders in a timely manner.

If you have any questions or comments on the enclosed materials, please contact the undersigned or Kenneth B. Tabach of this office, special counsel to TD Banknorth, at (202) 347-0300.

On behalf of ourselves and our colleagues at Wachtell, Lipton, Rosen & Katz, special counsel to the Special Committee of the Board of Directors of TD Banknorth, and Simpson Thacher & Bartlett LLP, special counsel to The Toronto-Dominion Bank, we thank the staff for its cooperation.

Very truly yours,

/s/ Gerard L. Hawkins

Gerard L. Hawkins

cc:	Timothy Geishecker
Celeste Murphy

Annex A

Acquisitions of TD Banknorth Common Stock by The Toronto-Dominion Bank

Date		TD Banknorth Shares Acquired	Nature of Transaction	Running Total(1)	Percentage of Total Outstanding(2)
1-Mar-05		96,105,389	Initial acquisition	96,105,389	51.00%
14-Nov-05		676,057	DRIP	96,781,446	55.74%
31-Jan-06		29,625,353	Hudson United transaction	126,406,799	53.50	%(3)
21-Feb-06		856,209	DRIP	127,263,008	53.84%
22-Feb-06		500,000	Open market purchase	127,763,008	54.05%
28-Feb-06		90,304	Open market purchase	127,853,312	56.00%
6-Mar-06		171,924	Open market purchase	128,025,236	56.17%
15-May-06		923,585	DRIP	128,948,821	56.55%
14-Aug-06		919,690	DRIP	129,868,511	56.91%
26-Oct-06		95,000	Open market purchase	129,963,511	56.92%
27-Oct-06		100,000	Open market purchase	130,063,511	56.96%
30-Oct-06		38,000	Open market purchase	130,101,511	56.98%
13-Nov-06		857,858	DRIP	130,959,369	57.35%
1-Jan-07	(4)	13,000,000	Interchange transaction	143,959,369	59.52	%(5)

(1) Does not reflect shares deemed to be beneficially owned by The Toronto-Dominion Bank as a result of ownership in asset management or other divisions of The Toronto-Dominion Bank and its affiliates. As of January 1, 2007, such excluded shares consisted of 800 shares owned by a mutual fund advised by TD Asset Management Inc.

(2) Based on shares outstanding on date of purchase as provided by TD Banknorth, except as noted.

(3) Based on shares outstanding following completion of Hudson United transaction.

(4) Pursuant to agreement dated April 13, 2006.

(5) Based on shares outstanding following completion of Interchange transaction.